Exhibit 99.1

For immediate release

IMI PLANS CHANGE IN NAME TO PREMD INC.

New name reflects evolution of company from development-stage biotech to innovator in predictive medicine

Toronto, Ontario (May 25, 2005) - - IMI International Medical Innovations Inc. (TSX: IMI; Amex: IME) plans to change its name to PreMD Inc. later this year to better reflect the company’s predictive medicine focus and growth direction, announced Dr. Brent Norton, President and Chief Executive Officer, at the company’s annual shareholders’ meeting today in Toronto. The new name will be officially launched in September 2005.

“This important strategic step acknowledges just how far we have come since our inception,” said Dr. Norton. “We have evolved from a development-stage company to one with a world-class marketing partnership with McNeil Consumer Healthcare. From a mere concept we have developed a predictive heart disease test, PREVU* Point of Care Skin (POC) Sterol Test, that is now being commercialized. We have a very promising pipeline of non-invasive cancer detection tests with equal potential to be marketable products. And, underlying all of this, we have established significant scientific credibility and earned the respect of the international medical community.”

The name PreMD Inc. describes the role the company’s products fulfill: predicting disease at an early stage in order to prevent its progression, or from occurring at all. “Pre” means “before a time or event”. MD, the acronym for “medical doctor”, when combined with “Pre” suggests the early management and monitoring of one’s health. PreMD reflects the company’s focus on empowering patients and doctors alike to better manage total health and wellness.

Dr. Norton continued, “Our new name sets the tone for an equally exciting future as we strive to capitalize on myriad growth opportunities. PreMD helps to communicate our company’s leading position in the predictive medicine field and provides a strong corporate brand platform upon which to build awareness and shareholder value.”

The effective date of the corporate name change to PreMD Inc. will be announced in September 2005. The new corporate website will be www.premdinc.com and the company’s shares are currently expected to trade on the Toronto Stock Exchange under the symbol PMD and on the American Stock Exchange under the symbol PME.

About IMI
IMI (www.imimedical.com) is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. IMI’s cardiovascular products, branded as PREVU* Skin Sterol Test, are marketed and distributed worldwide by McNeil Consumer Healthcare. The company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. IMI’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario.

This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the successful development or marketing of the Company’s products, the competitiveness of the Company’s products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, the inability of the Company to change its name to PreMD Inc. in the time projected due to any reason, and general changes in economic conditions.

In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. IMI is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

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For more information, please contact:

Company Contact:	U.S. Investor Contact:
Sarah Borg-Olivier	Andrea Faville/John Nesbett
Director, Communications	The Investor Relations Group
T: (416) 222-3449	T: (212) 825-3210
sbolivier@imimedical.com	afaville@investorrelationsgroup.com
jnesbett@investorrelationsgroup.com